FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-June 2012	2

Results January-June/2012

Results January-June/2012

Disclaimer This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica s business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

TELEFÓNICA H1 Highlights •Improved OIBDA performance in Q2 across the board OIBDA growth and •Further OIBDA improvements in H2 12

•Benefits from best-in class diversification, different realities across countries margin expansion q-o-q •Risk perception decoupled from business fundamentals •Positive revenue growth on strong top line performance in Latin America •Solid commercial momentum, leveraging smartphone adoption and tariffs refreshment

Further initiatives to

enhance business •New approach to mobile handset subsidies (no subsidies in acquisition in Spain, gradual reduction in the UK) model •Other actions to maximise efficiency (network sharing with Vodafone in the UK, alliance in Mexico with Iusacell) •Positive assessment on new stable regulatory framework for NGNs in Europe Decisive actions to •Cancellation of 2012 dividend and share buyback program as one-time exceptional measure. improve balance sheet Shareholder remuneration to be resumed in 2013 (€0.75 DPS) and defuse potential •Debt maturities covered till year end 2013 risks •Full commitment to proactive portfolio management and asset divestment program announced, where substantial progress has been already made Transitioning from •Significant growth opportunities for Telcos from the upcoming transformation of wider parts of the

“Telco” to “Digital economy Telco” model •We already started this journey with significant progress through T. Digital

Key financials Reported Underlying H1 12 H1 12 Q2 12 H1 12 H1 12 Q2 12 € in millions y-o-y y-o-y y-o-y y-o-y Revenues 30,980 +0.3% +0.1% +0.3% +0.1% 30,980 OIBDA 10,431 (7.7%) (6.6%) 10,431 (6.2%) (5.1%) OIBDA Margin 33.7% (2.9 p.p.) (2.5 p.p.) 33.7% (2.3 p.p.) (1.9 p.p.) OI 5,300 (16.5%) (15.3%) 5,792 (13.9%) (12.2%) Net income 2,075 (34.4%) (13.7%) 2,818 (24.1%) (21.9%) EPS 0.46 (33.3%) (12.1%) 0.62 (22.9%) (20.3%) OpCF (OIBDA-CapEx ex-spectrum) 6,780 (14.1%) (11.9%) 6,780 (12.0%) (9.8%) CapEx(ex-spectrum)/sales 11.8% +0.7 p.p. +0.5 p.p. 11.8% +0.7 p.p. +0.5 p.p. Exceptional items H1 12 H1 11 Q2 12 Q2 11 Sale of Sale of OIBDA 0 +183 0 +93 stake in PT OI (492) (382) stake (230) (146) Net Income (743) (552) in PT (207) (426) Reduction Reduction in the value of in the value of TI TI investment: €-358m investment: €-353m Underlying growth: Reported figures excluding major exceptional items and spectrum acquisition. Organic growth: Constant exchange rates, excludes changes in the perimeter of consolidation and hyperinflation in VZ. It also excludes spectrum acquisition and exceptional items.

TELEFÓNICA Enhanced profitability in Q2 12 across the board Underlying OIBDA (€ in millions) Q1 12 5,350 Q2 12 5,081 2,513 2,672 2,549 2,663 1,669 1,718 1,246 1,270 1,303 1,394 334 402 295 333 TEF T. Europe Spain UK Germany T. Latam Brazil Rest of T. Latam Underlying OIBDA Margin 34.6% 32.8% (2.8 p.p.) (1.9 p.p.) y-o-y change Q1 12 Q2 12

TELEFÓNICA Risk perception decoupled from business fundamentals Brazil Rest T. Europe 22% 24%

Revenue 34% originated in (H1 12) euros Rest T. Latam Spain 26% 25% Brazil Rest T. Europe 24% 8% Underlying 39% originated in OIBDA euros (H1 12) Spain Rest T. Latam 32% 26% Brazil Rest T. Europe 23% 16% Underlying 44% originated OpCF in euros (H1 12) Spain Rest T. Latam 26%

Transitioning from “Telco” New opportunities from digitalisation “Digital Telco” well •Traditional Internet models* •Telcos not the have key answer assets … for Telcos … Advertising-funded businesses taking their revenues Customers and customer data from a 1% GDP pool shared with other big players Go To Market capabilities (retail, brands, marketing… Reaching their own growth limitations (online penetration maturing and mobile advertising business Network Infrastructure models not yet defined properly) Transaction capabilities (IT/Billing) R&D resources •… but opportunities for Telcos lay in the upcoming Scale and financial resources transformation of wider parts of the economy Security, Education, Public Administration, Heath, Financial Services: representing 35-40% of GDP •… complementing those of other players in the value chain (e.g. software and hardware players) … “Commission/ Revenueshare” basedbusiness models (typically 3-6% of rev) Leading to an addressable market up to 2% of GDP •… thereforecreating many opportunities for partnership for players willing to play in these areas models, innovative business propositions where Telco can play a major role * Providing social communication and information&entertainment services (excluding Internet as a sales channel for traditional businesses). Investor Relations 7 Telefónica, S.A. TX] 9 386179 009

TELEFÓNICA We already kick started this journey 3 As digital service providers eHealth •Develop and market selected digital services 2 As an enabler/retailer eSecurity of digital services ?Partnerships •Commission models based on distribution M2M Alliance Operator Billing Distribution and targeting capabilities for 3rd party services ?Devices: supporting Firefox OS 1 As smart connectivity provider •Digital services are ?Network sharing deals announced in UK and Mexico “complements” to our core ?Fibre/LTE deployment programmes “connectivity” business ?Restructuring tariffs (voice to data, handset subsidies) •The more digital services, the more commoditised they are, the more traffic and access we sell Investor Relations Telefónica, S.A.

TELEFÓNICA Regaining commercial momentum 51% Sustained Smartphone penetration 8% 16% accesses 7% 7% 10% 6% 5% growth (y-o-y) 18 m 312 m 244 m 3 m 79 m 45 m Jun-11 Jun-12 FBB Total Mobile Pay-TV Mobile MBBContract •Total commercial activity up 6% y-o-y in H1 12 Mobile •Net adds rose 18% vs. H1 11 expansion as •Smartphone net adds increased by 1.4x vs. H1 11: major growth driver + 2.0x vs. H1 11 in Latam > 80% of handset shipments in Europe in H1 12 •Selective UBB deployment in key markets: Sustained ~ 24% of fixed accesses passed as of Jun-12 growth in FBB ~ 7% connection rate •Stabilizing fixed access base: -1.6% y-o-y in Jun-12 vs. -3.0% in Dec-11 Mobile net additions exclude 3.6 m disconnections in Spain and Brazil in H1 12. Accesses passed include homes and corporate premises passed. Investor Relations 9 Telefónica, S.A. TX] 11 386179 011

TELEFÓNICA Positive top line growth, improved margin sequentially Revenue (y-o-y) 33% 35% 8.3% 5.8% T. Latam and 15.4% 16.0% mobile data 0.5% 0.1% monetisation Mobile Data (y-o-y) Mobile data /MSR driving (6.6%) (5.7%) Q1 12 Q2 12 Q1 12 Q2 12 revenue T. Europe T. Latam Telefónicaexpansion •Revenue up 1.5% y-o-y ex-MTRs up to June •Fast growth in Latam, contributing 3.2 p.p. to H1 12 y-o-y growth •Non-SMS data revenues are 57% of mobile data in Q2 12 OpEx growth (y-o-y) 5.9% 3.6% •Higher activity focused on smartphone adoption drove commercial expenses up 6.9% y-o-y in H1; Q1 12 Q2 12 notable deceleration in Q2 (+2.4% y-o-y) mainly due to new handset policy in Spain Cost containment Underlying OIBDA Margin evolution (y-o-y) •Increased network & systems costs (+6.3% y-o-y driving sequential in H1) on the back of expanded networks 36.5% (0.5 p.p.) (0.4 p.p.) 34.6%improvement in (1.0 p.p.) profitability •Lower interconnection costs due to MTRs cuts (-8.3% y-o-y in H1) •Higher efficiencies through redundancy programs, Q2 11 Commercial Networks Others Q2 12 scale benefits, simplification of processes and Costs &System Costs overhead costs Q1 11: (2.4p.p.) (1.1p.p.) 0.7p.p. Q1 12: 35.5% 32.8% Investor Relations 10 Telefónica, S.A. TX] 12 386179 012

Latam: Solid revenue growth driven by mobile Sustaining commercial momentum Sustained double digit mobile revenue growth Q2 12 H1 12 Revenue increase ex-regulation (organic y-o-y) 37.4 8.5 Strong mobile Regulation drags 19.2 +21% 4.0 commercial Q2 y-o-y growth +36% y-o-y by 1.5 p.p. Q1 12 Q2 12 activity change 15.2% 13.4% Gross Adds (m) Net Adds1 (m) 9.2% 6.7% 0.4% 2.8 Net adds (m) (4.6%) 2.0 1.6 Focus on fast 9% Total MSR Fixed 8% Penetration smartphone adoption 4% Revenue breakdown by service (H1 12) Q2 11 Q1 12 Q2 12 Rev. ex-Fixed Traditional voice: +8.5% y-o-y organic 80% Jun-12 (y-o-y) 11% 10% 20% Double digit growth in Fixed Traditional Voice: Smartphones accesses x3 -1.0% y-o-y organic Total Mobile 1. Excludes the disconnection of 1,600k inactive prepay mobile accesses in Brazil in Q2 12. Investor Relations 11 Telefónica, S.A. TX] 13 386179 013

T. LATAM

Latam: Improved margin quarter-on-quarter

Sequential OIBDA margin expansion on efficiency gains

OIBDA margin (underlying q-o-q)



33.9%
(0.1 p.p.)
+1.9 p.p.
(0.7 p.p.)
+0.8 p.p.
35.8%
Q1 12
Towers Sale
Specific Impacts Brazil
Other Specific Impacts
Implied Gains in Efficiency
Q2 12

- **Quarterly margin expansion from efficiency gains and specific impacts:**
  - Reversal of provision (+) and integration costs (-) in Brazil
  - Service interruption in Argentina (-), new labor law in Venezuela (-) and others
- **Sequential OIBDA growth, improved trends y-o-y**

Underlying OIBDA (€ millions)



2,549
2,663
+0.8%
+2.1%
Q1 12
Q2 12
Underlying (y-o-y)

Commercial costs driving OIBDA performance

OIBDA margin (underlying y-o-y)



37.1%
(0.7 p.p.)
(0.6 p.p.)
35.8%
(1.3 p.p.)
Q2 11
Commercial Costs
Others
Q2 12
Q1 12
(1.8 p.p.)
(0.8 p.p.)
(2.5 p.p.)

- **Strong commercial activity focus on MBB dragging OIBDA y-o-y; lower impact in Q2**
- **Network & system costs driven by expanded coverage and capacity:**
  - 3G base stations up 63% y-o-y in H1 12
  - 27,000 Kms of fiber for backbone in progress in Brazil

Investor Relations
Telefónica, S.A.
12
Telefonica

T. LATAM Brazil: Leading service quality & investing in future growth Clear competitive advantages in mobile network Transforming the fixed business under the VIVO brand Jun-12 (y-o-y) 18% 21% •Fiber uptake acceleration: 1.0 m homes passed 14% (Jun-12) Strong IPTV proposition H2 12 based on new growth in •New in platform accesses driven by Total Mobile Mobile Fiber UBB accesses („000) Contract Accelerating mobile UBB uptake 88 •Q2 12 mobile net adds1 up 28% y-o-y to 2.5 m x4 •> 2.8k municipalities covered; >3x closest player Q2 11 Q2 12 Non-replicable 3G coverage MBB penetration Data revenues / MSR and best-in 12% 26% class quality 7% 23% driving data •Becoming #1 in fixed IDA2 and satisfaction only expansion one month after the rebranding Jun-11 Jun-12 H1 11 H1 12 •Maintaining superior quality in mobile Extracting the •Continued development of convergent services: benefits of an FW expansion, cross offers… integrated •National 20+20 Mhz slot for 4G with rural obligations offer Best 4G in wealthier regions slot recently •Aiming to maintain our best-in class quality proposal acquired with LTE 1. Excludes the disconnection of 1,600k inactive prepay mobile accesses in Q2 12. 2. IDA = Service Performance Index released by Anatel. Investor Relations 13 Telefónica, S.A. TX] 15 386179 015

T. LATAM Brazil: Keeping growth on a balanced & diversified structure Double digit growth in MSR drives top line increase Improved profitability in Q2 Revenue growth ex-regulation OIBDA margin (organic q-o-q) Q1 Q2 (organic y-o-y) (BRL in millions y-o-y; absolute terms) +2.9 p.p. +0.3 p.p. 38.4% 14.8% 13.3% 2.5x 641 597 +1.1 p.p. 5.1% 34.6% 2.1% (0.5 p.p.) (3.4%) (223) (237) (9.7%) Total MSR Fixed MSR Fixed Voice Q1 12 Towers sale Restructuring Provision Implied Gains Q2 12 reversal in Efficiency (1.3 p.p.) (0.4 p.p.) Organic (y-o-y) •Weaker fixed revenue q-o-q mainly driven by non-recurrent items •Better trends in OIBDA y-o-y growth; despite drag from regulation Q1 12 1 Corporate & Q2 12 (-2.2 p.p. in Q2 12; -0.8 p.p. in Q1 12) TVA Others Fixed Revenue SME Projects Revenue Voice (y-o-y) seasonality (y-o-y) OIBDA (€ millions) (3.4%) 1,246 1,270 Organic (y-o-y) (2.1 p.p.) +0.5% +1.4% (2.1 p.p.) (1.8 p.p.) (9.7%) Q1 12 Q2 12 (0.4 p.p.) 1. Consolidation of TVA through global consolidation in Q2 11 with retroactive effects to January 2011. Investor Relations 14 Telefónica, S.A. TX] 16 386179 016

T. LATAM Latam: Diversified growth, revenue growth in all countries (i) Southern Region: Advances to transform the business Contribution to TEF Revenue breakdown ex-regulation1 (y-o-y organic) H1 Revenue OIBDA margin impacted by service Q1 12 Q2 12 interruption OIBDA Margin IT project seasonality 18.6% 17.5% impacting fixed growth Increased competition on number portability across businesses 11.3% 30.6% 9.2% 9.4% 26.3% 7.0% 7.4% 34.5% 36.1% 5.7% 33.3% 2.5% 3.5% 31.2% 34.1% 38.9% 33.0% 40.6% Southern Region Colombia Peru Argentina Chile COLOMBIA: 2.8% •Restructuring process closed, rebranding completed, further efficiencies to come •Access growth acceleration to +20% y-o-y reflecting improved market positioning PERU: •Sustained commercial momentum y-o-y: Mobile accesses +14%, MBB x3, FBB +25%, Pay-TV +16% 3.7% •Healthy revenue&OIBDA growth ARGENTINA: •Solid double digit top line growth: mobile data revenues at 43% of MSR; 45% broadband+new services in wireline in H1 5.7% CHILE: 4.0% •Strong commercial activity y-o-y: MBB x2, FBB up 7%; Pay-TV rose by 9% •Robust profitability (OIBDA margin 40.6% in Q2) despite fierce competition 1. Excludes MTRs cuts and changes on F-M retail tariffs and other regulatory changes in Peru.

T. LATAM

Latam: Diversified growth, revenue growth in all countries (ii)

Northern Region: Consolidating positive trends


Revenue breakdown ex-regulation¹ (y-o-y organic)
Q1 12
Q2 12
OIBDA Margin
Incl. €15m non-strategic tower sales
MSR acceleration (+15.5% y-o-y in Q2 12; +11.9% in H1)
Impressive operational and financial performance, growth across all metrics (customers, ARPU, margin)
17.0%
16.5%
32.2%
34.3%
21.4%
26.5%
6.5%
4.3%
16.9%
12.5%
13.1%
19.8%
25.5%
26.8%
43.3%
41.1%
Northern Region
Mexico
CA
Venezuela
2.5%
1.0%
4.9%
Contribution to TEF H1 Revenue

MEXICO

- **Visible results from turnaround actions:**
  - Negative regulatory impacts progressively easing
  - MSR and ARPU are back to growth : +1.3% and +6.7% y-o-y in Q2, respectively
- **New commercial propositions to further improve positioning:**
  - New plans billed by second and innovation in roaming
  - "Movistar Total", a unique market proposal
- **Agreement with Iusacell to drive further benefits**


MSR growth (y-o-y local currency)
1.3%
(5.0%)
Q1 12
Q2 12


Underlying OIBDA (€ millions)
83
102
Q1 12
Q2 12

Organic growth: assumes average constant exchange rates and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years.
1. Excludes MTRs cuts and changes on F-M retail tariffs.

Investor Relations
Telefónica, S.A.
16

T. EUROPE T.Europe: Improved commercial performance, growing OIBDA in the quarter Contract net adds Regaining trading 375 458 •Focus on high value customers and better prepay evolution momentum across Contract mix •Churn reduction on successful tariff refreshment 59% over total base footprint 58% •Further expansion of smartphones to 32% of the mobile base Q1 12 (1) Q2 12 OIBDA (€ millions) OIBDA margin Commercial Non-commercial OIBDA costs costs 35.5% 2,513 2,672 33.3% 5.9% (3.1 p.p.) (2.4 p.p.) Q1 12 Q2 12 Q1 12 Q2 12 (1.0%) OIBDA and margin (6.6%) (6.5%) expansion q-o-q on (13.1%) (14.8%) cost efficiency Organic y-o-y change Q1 Q2 organic y-o-y change gains •Cost savings already flowing into P&L: Handset subsidy removal in Spain and gradual reduction in the UK Strong focus on quality increases satisfaction and lower customer-care costs Network sharing agreement with Vodafone in the UK to drive further benefits in the mid term •Top line impacted by lower usage, prices and MTRs cut: -7.3% y-o-y in Q2 vs. -6.9% y-o-y in Q1, both in organic terms 1. Excluding disconnections in Spain in Q1 12.

T. EUROPE

Spain: Gradual progress in our turnaround plan

Recovering competitiveness

Fast penetration of new tariffs (consumer segment)


68%
FBB
50%
Mobile contract
33%
52%
37%
16%
Q4 11
Q1 12
Q2 12

Sharp churn reduction


FBB
Mobile contract (1)
2.2%
1.8%
2.1%
2.0%
1.7%
1.4%
Q4 11
Q1 12
Q2 12

Progressive improvement in net adds ('000)


FBB
14
(9)
Q1 12 Q2 12
Contract Mobile(1) (2012)
(217)
(30)
(24)
(10)
Q1
April
May
June

ARPU erosion driven by proactive migration to new tariffs


FBB
Q1 12 Q2 12
(9.0%)
(12.1%)
Mobile (1)
Q1 12 Q2 12
(13.3%)
(15.0%)

1. Excluding the impact of the mobile accesses disconnection in Spain in Q1 12

Change industrial model to enhance efficiency and change market dynamics

New commercial model: removal of subsidies, focus on retention

- **Significant drop in mobile number portability activity in the market** on drastic reduction in subsidies

('000)


1,425
1,442
1,059
Q4 11
Q1 12
Q2 12

- **Improved TEF portability net adds** (2012)


Mar
Apr
May
Jun
(97)
(73)
(33)
(49)
24 h from June

- **Net savings in commercial costs with positive impact in OIBDA**
- **Further efficiencies on enhanced customer experience and increased satisfaction:** -35% Jun-12 vs. Dec-11 in customer claims
- **Handset portfolio simplification:** -65% y-o-y in Jun-12

Successful completion of Redundancy Program

- **Plan already fully executed**: 6,500 employees have already joined it
- **Significant savings in personnel costs:** €61 m in Q2 12; €117 m in H1

Investor Relations
Telefónica, S.A.
18

Telefónica

T. EUROPE Spain: Improved profitability on strong cost savings OIBDA OIBDA margin OIBDA (€ millions) (y-o-y) 45.0% 1,669 1,718 42.8% OIBDA growth and margin (0.5 p.p.) (1.4 p.p.) Q1 12 Q2 12 y-o-y expansion q-o-q y-o-y Q1 12 Q2 12 Q1 12 Q2 12 € 28 m from € 18 m tower sales capital gain (13.6%) (13.7%) •Ongoing usage optimization and lower tariffs across businesses Revenue (y-o-y) •Contained drag in MSR ex-MTR sequentially: -0.6 p.p. vs. Q1 12 Tight cost (-16.8% y-o-y in Q2 12) Q1 12 Q2 12 management to contain increased •Fixed revenue (-10.8% y-o-y in Q2 12) impacted by traffic optimization top line and FBB ARPU erosion pressure •Better access evolution in H2 and easing of ARPU erosion from (10.7%) (12.7%) new tariffs from Q4 12 CapEx •Prioritizing CapEx in key areas: fiber and MBB (H1 12 y-o-y) Improved trends ???? k connected households (Jun-12); 1.7 m homes passed ready to market (2.4x y-o-y) 77.0% in OpCF, ?????☒ in fiber in FY 12 E >20% y-o-y strong ????❒☐❖?■? MBB capacity investments in future growth •Enhanced quality and lower churn allows sustainable overall CapEx y-o-y decline (12.7%) Total Fibre •Improved OpCF y-o-y performance along the year Investor Relations 19 Telefónica, S.A.

UK: Sequentially improving performance Consolidating enhanced commercial momentum OIBDA expansion q-o-q, improved revenue trend OIBDA (€ millions) OIBDA margin 26% 402 Better contract 23.4% gross adds on 8% 334 19.4% refreshed y-o-y commercial portfolio -21% Sequential OIBDA Q1 12 Q2 12 Q1 12 Q2 12 Q2 11 Q1 12 Q2 12 and margin improvement +25% +8% Commercial cost (y-o-y) • Strong deceleration in commercial costs driven by 40% Contract low churn and lower upgrades q-o-q on fewer Consistent low 1.2% upgrades (y-o-y) of contract” customers contract churn 1.0% 5% 1.0% Contract churn • Gradually lowered handset subsidies level (12%) Q2 11 Q1 12 Q2 12 Q1 12 Q2 12 (5.0%) (5.1%) Revenue trends MSR ex-MTR (l. Total Revenue stabilisation (6.0%) (5.3%) driven by 251 Sustained 223 51% commercial • Sustained revenue y-o-y trends improvement Contract mix (from -6.8% in Q4 11 to -5.3% in Q2 12) improvement in 50% traction and data over total base contract net adds 48% monetisation • Non-SMS data revenue acceleration in Q2 12 („000) strategy (+19.5% y-o-y vs. +17.3% y-o-y in Q1 12) 25 Q2 11 Q1 12 Q2 12 • ARPU pressure (-5.3% y-o-y in H1 12 ex-MTRs) driven by intense competition

T. EUROPE Germany: Growth across the board, basis set for the future Solid trading momentum Well positioned to further expand market share 18.8% 1 18.0% Contract m.s. 16.5% • Adapted contract portfolio mix in Q2 12 Total m.s.1 Successful Increasing 16.4% • New regional value led offers 16.2% commercial 15.1% market share Jun- 10 portfolio • Reinforced value for money proposition with the Jun-11 Jun-12 launch of LTE in July Smartphone 12% 18% 23% penetration • More than 1,000 PoS Wide distribution • Significantly increased Online and Telesales transactions (20% of the total) 1.7% channel Consistent 1.5% 1.6% 1.4% • Strong cooperation with strategic partners for contract churn indirect sales improvement Q2 10 Q2 11 Q1 12 Q2 12 CapEx (ex-spectrum) € in millions 3G coverage 283 271 243 67% 73% 72% 13% H1 10 H1 11 H1 12 12% Solid network Sustained 10% 10% 52% contract mobile 51% Contract mix/ • LTE spectrum: €1.4 bn in 2010 to capture mobile data Total base opportunity base expansion 49% 49% (y-o-y) • Nationwide network with over 18k GSM and 12k 3G Q2 10 Q2 11 Q1 12 Q2 12 base stations; LTE roll-out in 9 cities by YE • Agreement with DT to use fiber network . 1. Market shares: Jun-12 data points correspond to Mar-12 shares. Based on Q1 12 reported figures by operators.

Germany: Strong operating performance flowing into financials Solid revenue performance Enhanced profitability on efficiency measures Euros Data ARPU 6.0 6.1 OIBDA (€ millions) OIBDA margin 4.7 5.6 growth on 44% Sustained OIBDA successful data and margin 333 32% 295 25.7% monetisation expansion 23.4% Q2 10 Q2 11 Q1 12 Q2 12 Data ARPU/Total ARPU Euros +12.5% (y-o-y in H1 12) Q1 12 Q2 12 Q1 12 Q2 12 14.8 13.6 13.9 Consolidating 13.5 ARPU growth 2.7% 2.2% •Efficiency measures drive margin expansion (+1.7 p.p. y-o-y in H1 12) (5.8%) (8.1%) Q2 10 Q2 11 Q1 12 Q2 12 11.2% 10.5% Mobile revs. 8.6% € millions 7.1% MSR ex MTR Solid top line 4.7% 6.9% Total revs. Strong OpCF growth in H1 12 4.9% 347 357 1.2% 315 driven by mobile 2.5% expansion Q4 11 Q1 12 Q2 12 +13.4% 344 Data revenues (y-o-y in H1 12) 321 336 +4.7% (€ millions) (y-o-y in H1 12) 54% 55% Non-SMS/Data 52% revenues H1 11 H2 11 H1 12 Q4 11 Q1 12 Q2 12

TELEFÓNICA Updated revenue outlook, OIBDA margin and CapEx/sales targets unchanged FY 12 Outlook H2 12 • More challenging than anticipated performance driven by a Flat to positive in current euros Revenue Growth weaker macro environment and further negative impacts (previously >1%) from regulation • Y-o-y erosion to ease, driven by better y-o-y comparisons in OIBDA Margin Lower y-o-y decline than in 2011 commercial activity, net savings in commercial costs in Spain (unchanged) and further cost efficiencies across countries. Operating synergies in Brazil becoming visible Similar than in 2012 • Reallocation of resources within the Group to accelerate UBB CapEx/Sales(ex-spectrum) connections, leveraging CapEx efficiencies from lower churn (unchanged) Operating guidance considers constant perimeter. 2011 base for guidance purposes: Revenue (€ 62,837 m), OIBDA margin (36.1%), CapEx/Sales ex spectrum 14.2%. Assumes average FX for 2012 of €1: US$1.32; €1: BRL2.30; €1: £0.85.

TELEFÓNICA Net debt evolution impacted by timing of dividend payment Net Financial Debt evolution € in millions Net Financial Net Financial Debt/ OIBDA1 Debt/ OIBDA2 660 (1,499) 2.65x 2.59x 3,318 343 58,310 (1,261) 57,131 (1,645) 57,049 € 277 m in Telco Net Fin. Debt FCF Dividend & Share Net Financial FX, Commitments Colombia Net Fin. Debt Post closing Net Fin. Debt Mar-12 Post Minorities repurchase Investments Cancellation restructuring Jun-12 3 Jun-12 events & Other post closing events To unwind 3,405 (694) in H2 12 (398) (484) (184) 1,645 Working capital & FCF Minorities OpCF Net Interest Tax Result from the Post Minorities sale of fixed assets 1. OIBDA 12 months rolling ex-Redundancy Program in Spain in 2011. 2. Net Financial Debt ex-Redundancy Program in Spain and adjusted by post Closing events. 3. Post closing events (pending regulatory approval) include disposals of China Unicom & other minority stakes (Hispasat).

TELEFÓNICA 2012-13 debt maturities covered Net debt maturities & Liquidity position (Jun-12) € in billions 8.9 7.9 •2013 net debt maturities reduced by 6.7 5.1 € 0.9bn in the quarter 82% •€ 2.4 billion credit line maturities LT extension •Ample geographic diversification 2013 2014 Cash & cash Undrawn credit equivalents lines & syndicated Net debt maturities excluding RCF (Jun-12) Venezuela Effective Interest Cost1 (ex-FX) Undrawn Credit Lines Maturities and Geographical Split 34% Asian 4% Within guidance 30% 25% US + Latam Spain 21% 26% 5.23% 5.47% 10% Rest of Europe 49% Mar-12 Jun-12 2012 2013 2014 >2014 1. Last twelve months (rolling basis) 2. RCF: Revolving credit facility

TELEFÓNICA Fully committed to increase financial flexibility, improve liquidity and defuse potential risks •Cancellation of 2012 dividend (Nov-12 cash+May-13 scrip) and share buyback program as one-time exceptional measure •Cash savings up to Q2 13: •Shareholder remuneration to be resumed in 2013 by paying a dividend ?? 2.7 Bn in 2012 Adjustment of of €0.75/share (intention two tranches: Q4 13 and Q2 14) ??? to € 4.1 Bn in Q2 13 shareholder •Rationale: •Further savings from H2 13 remuneration onwards ?Further strengthen Balance Sheet (retained earnings, deleverage, policy improves shareholder value) •Debt maturities covered till liquidity ?Accelerate debt reduction in the short term year-end 2013 immediately and reduces ?Decouple from exogenous macro factors affecting our country of domicile •Net Debt/OIBDA <2.35x by 2012 YE refinancing risk ?Immunize from debt markets liquidity conditions •Enhanced credit and liquidity ?De-risk the execution of portfolio management and asset divestment program metrics ?Continued investment in profitable growth in our operations achieved: € 3.1 Bn •Already Fully committed ?Colombia restructuring, China Unicom, Hispasat, non-strategic towers, Zon •In progress € 1.5 Bn with announced •=4.6 Bn in 2012 portfolio ?Atento, PT, Rumbo, non-strategic towers management and •Next actions: •Additional proceeds in 2013 asset divestment ?Launching preparations for IPO of T. Germany program ?Analyzing potential listing alternatives for Latin American businesses ?Monitoring market conditions to make selective asset monetisations

TELEFÓNICA Conclusions •Improved performance in Q2 12 from OIBDA to net income in underlying terms: ??Benefits from best-in class diversification ??Risk perception decoupled from business fundamentals ??Positive revenue growth on strong top line performance in Latin America ??OIBDA growth and margin expansion q-o-q ??H1 OIBDA margin performance consistent with 2012 guidance, further improvements in H2 12 •Further initiatives to enhance business model •Decisive actions to improve balance sheet and defuse potential risks •On track with our transition towards a

Organic growth: In financial terms, it assumes constant average exchange rates as of January-June 2011, and excludes hyperinflation accounting in Venezuela. Therefore, in OIBDA and OI terms, the first half-year of 2011 excludes the positive impact of the partial sale of our stake in Portugal Telecom (+183 million euros). Telefónica’s CapEx excludes spectrum investment and, in 2011, Real Estate commitments in relation to the new Telefónica headquarters in Barcelona. Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. First half of 2012 also excludes the reduction in the value of Telecom Italia investment and operating synergies achieved (-512 million euros; -358 million euros net of taxes), and also PPAs (-492 million euros; -363 million euros net of tax and minority interests) and difference in market value of BBVA stake (-30 million euros; -21 million euros net of tax and minority interests). Figures for the first half of 2011 exclude value adjustments in relation to the stake in Telecom Italia (-505 million euros; -353 million euros net of tax), the positive impact arising from a partial reduction of Telefónica’s economic exposure to Portugal Telecom (+183 million euros) and also PPAs (-564 million euros; -381 million euros net of taxes and minority interests).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 26th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer